[BARNES & THORNBURG LETTERHEAD]

                                                                   June 19, 2000




Citizens Bancorp
60 South Main Street
Frankfort, Indiana 46041

Ladies and Gentlemen:

         In connection with the proposed merger (the "Merger") of Citizens Bancorp, a savings and loan holding company organized under the laws of the State of Indiana ("Citizens"), into Lincoln Bancorp, a savings and loan holding company organized under the laws of the State of Indiana ("Lincoln"), pursuant to an Agreement and Plan of Reorganization dated as of March 21, 2000, by and between Citizens and Lincoln (the "Merger Agreement"), we have been asked by Citizens to render our opinion to you with respect to certain Federal income tax consequences of the Merger.

         Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Merger Agreement.

         Pursuant to the Merger Agreement, upon consummation of the Merger, shares of Citizens common stock, without par value, (the "Citizens Common Stock") will be converted into the right to receive .9375 shares of Lincoln common stock, without par value, (the "Lincoln Common Stock") (plus cash in lieu of fractional shares) plus $9.375 in cash. Citizens shareholders who comply with the requirements of Indiana law for dissenting shareholders will be entitled to receive cash in payment for their shares of Citizens Common Stock. Barnes & Thornburg has assumed, for purposes of its opinion, that none of the Citizens shareholders will dissent.

         As of June 15, 2000, the closing sale price of Citizens Common Stock as reported on the NASDAQ National Market System was $17.8125 per share and there were 959,401 total authorized and issued shares of Citizens Common Stock, 944,079 of which will be exchanged in the merger (with the remaining 15,322 to be cancelled at the effective date). As of June 15, 2000, the closing sale price of Lincoln Common Stock as reported on the NASDAQ National Market System was $10.3125 per share.

         Pursuant to the Merger Agreement, Citizens may exercise its right to terminate the Merger if the value of the Lincoln Common Stock is less than 45% of the aggregate value of the formerly outstanding Citizens Common Stock. Barnes & Thornburg has assumed, for purposes of its opinion, that Citizens will not proceed with the Merger if, at the effective time of the merger (the "Effective Time"), the value of the Lincoln Common Stock received by the Citizens shareholders in the Merger is less than 45% of the aggregate value of Citizens.

         At  or  shortly  after  the  Effective  Time,   Citizens  Savings  Bank
(Citizens's wholly-owned subsidiary) will be merged into Lincoln Federal Savings Bank (Lincoln's wholly-owned subsidiary).

         We have received, and are relying upon, certificates of certain officers of Citizens and/or Lincoln to the effect that, to the best of the officers' knowledge:

         1. At the time Citizens acquired Citizens Savings Bank, the Merger was neither agreed to nor planned.

         2. Citizens has had no significant asset or business since Citizens was incorporated, other than the ownership and operation of its savings bank subsidiary and activities related thereto.

         3. Lincoln has no plan or intention to sell, exchange, liquidate or otherwise dispose of any of the assets of Citizens acquired in the Merger, except for dispositions in the ordinary course of business, dispositions related to the contemplated merger of Citizens Savings Bank into Lincoln Federal Savings Bank, and dispositions to other corporations 80% or more owned by Lincoln.

         4. There is no understanding between Lincoln and the Citizens shareholders that the Citizens shareholders' ownership of Lincoln Common Stock is transitory and further there is no agreement or plan for Lincoln to reacquire any of the Lincoln Common Stock to be issued pursuant to the Merger other than pursuant to a repurchase plan or program involving the general repurchase of any Lincoln Common Stock on the open market.

         5. There has been, and it is expected that as of the Effective Time of the Merger there will have been, no significant change in the identities and proportionate holdings of Citizens' shareholders since Citizens acquired Citizens Savings Bank.

         6. Cash to be paid in lieu of fractional shares of Lincoln Common Stock will be paid solely to avoid the administrative expense and inconvenience of fractional shares and not as separately bargained-for consideration.

         7. Payments and benefits to be provided by Lincoln or Lincoln Federal Savings Bank to certain present or former employees, officers, directors of Citizens Savings Bank and its predecessors, as set forth in the Merger Agreement, are intended as compensation for services rendered or to be rendered by them and not as consideration in exchange for their shares of Citizens Common Stock.

         Our opinion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations, rulings and judicial decisions thereunder, all as in effect on the date hereof.

         We have investigated such facts, examined such documents and reviewed such authorities as we, in our judgment, deem advisable to enable us to render this opinion.

         Based upon the foregoing, our opinion is as follows:

         1. Tax-free Reorganization. Based on the above assumptions, the Merger will constitute a tax-free reorganization for Federal income tax purposes within the meaning of Section 368(a)(1)(A) of the Code, meaning that neither Citizens nor Lincoln will recognize any gain or loss with respect to the Merger, provided that the continuity of interest requirement is met, as discussed below. Sections 361 and 1032 of the Code.

         The continuity of interest test imposed by the Internal Revenue Service (the "Service") requires that the aggregate value of Lincoln Common Stock issued in the Merger is not less than 50% of the value of formerly outstanding shares of Citizens Common Stock, in order for the Service to make an advance ruling that the Merger qualifies as a tax-free reorganization. Rev. Proc. 77-37, 1977-2 C.B. 568, 569. Although the Service has set the 50% guideline, the Service has acknowledged that the 50% guideline does not define, as a matter of law, the minimum stock consideration required to meet the continuity of interest test. Rev. Proc. 77-37, at 569. In fact, in Rev. Rul. 61-156, 1961-2 C.B. 62, 64, the
Service found sufficient continuity of interest at the 45% level, stating that it is necessary only that the shareholders continue to have a "definite and substantial equity interest" in the acquiring corporation. Moreover, the courts have clearly accepted lower levels of continuity, finding tax-free reorganizations in the case, for example, of 38% stock, all of which was nonvoting preferred stock (John A. Nelson Co. v. Helvering, 296 U.S. 374 (1935)) and 25% stock (Miller v. Comr., 84 F. 2d 415 (6th Cir. 1936)).

         Since a 45% continuity level will exceed these judicially accepted figures and assuming no Citizens shareholders dissent to the Merger, it is the opinion of Barnes & Thornburg that the continuity of interest requirement will be met in the Merger, if consummated pursuant to the assumptions referred to above, because the Citizens shareholders in the aggregate will receive Lincoln Common Stock whose value is not less than 45% of the value of all of the formerly outstanding shares of Citizens Common Stock. However, if the market price of the Lincoln Common Stock as of the Effective Time relative to the market price of Citizens Common Stock declines to the extent that the value of the Lincoln Common Stock received by the Citizens shareholders in the Merger is less than 45% of the value of formerly outstanding shares of Citizens Common Stock, then Citizens will not be obligated to consummate the Merger pursuant to the Merger Agreement.

         2. Exchange of Citizens Common Stock for a Combination of Cash and Lincoln Common Stock. As of the Effective Time, a Citizens shareholder who receives Lincoln Common Stock and cash pursuant to the Merger will not recognize gain or loss to the extent that such shareholder receives Lincoln Common Stock as consideration, but such shareholder will recognize gain (if any) in an amount not in excess of the amount of cash received. Section 354 of the Code. Any recognized gain (limited, again, by the amount of cash received) will be eligible for capital gain treatment (assuming the shareholder's shares of Citizens Common Stock are held as a capital asset by the shareholder) unless such receipt of cash has the effect of a distribution of a dividend, as provided in Section 356 of the Code, in which case such gain will be taxable as ordinary income to the extent of the shareholder's ratable share of Citizens' accumulated earnings and profits. Any capital gain will be long-term capital gain if, as of the date of the exchange, the shareholder's holding period for such shares is greater than one year.

         The stock redemption provisions of Section 302 of the Code, as interpreted by the United States Supreme Court in Clark v. Commissioner, 489 U.S. 726 (1989), apply in determining whether cash received by a Citizens shareholder pursuant to the Merger has the effect of a dividend under Section 356 of the Code (the "Hypothetical Redemption Analysis"). Under the Hypothetical Redemption Analysis, a Citizens shareholder will be treated as if the portion of the Citizens Common Stock exchanged for cash in the Merger instead had been exchanged for shares of Lincoln Common Stock (the "Hypothetical Shares"), followed immediately by a redemption of the Hypothetical Shares by Lincoln for cash. Under the principles of Section 302 of the Code, a Citizens shareholder will recognize capital gain rather than dividend income with respect to the cash received if the Hypothetical Redemption is (1) "substantially disproportionate," or (2) "not essentially equivalent to a dividend" with respect to such shareholder. In applying the principles of Section 302 of the Code, the constructive ownership rules of Section 318 of the Code will apply in comparing a shareholder's ownership interest in Lincoln both immediately after the Merger (but before the Hypothetical Redemption) and after the Hypothetical Redemption.

         The Hypothetical Redemption by Lincoln of the Hypothetical Shares for cash would be "substantially disproportionate," and therefore, would not have the effect of a distribution of a dividend with respect to a Citizens shareholder who owns less than 50% of the voting power of the outstanding Lincoln Common Stock, if the percentage of Lincoln Common Stock actually and constructively owned by such shareholder immediately after the Hypothetical Redemption is less than 80% of the percentage of Lincoln Common Stock actually, hypothetically, and constructively owned by such shareholder immediately before the Hypothetical Redemption.

         Whether the Hypothetical Redemption by Lincoln of the Hypothetical Shares for cash is "not essentially equivalent to a dividend" with respect to a Citizens shareholder will depend upon such shareholder's particular circumstances. However, the Hypothetical Redemption must, in any event, result in a "meaningful reduction" in such shareholder's percentage ownership of
Lincoln Common Stock. In determining whether the Hypothetical Redemption by Lincoln results in a meaningful reduction in the shareholder's percentage ownership of Lincoln Common Stock, and therefore does not have the effect of a distribution of a dividend, a Citizens shareholder should compare his or her interest in Lincoln (including interests owned actually, hypothetically, and constructively) immediately after the Merger (but before the Hypothetical Redemption) to his or her interest after the Hypothetical Redemption. The Service has indicated, in Rev. Rul. 76-385, 1976-2 C.B. 92, that a shareholder in a publicly held corporation whose relative stock interest in the corporation is minimal and who exercises no "control" over corporate affairs is generally treated as having had a meaningful reduction in his or her stock after a redemption transaction, if his or her percentage stock ownership in the corporation has been reduced to any extent, taking into account the shareholder's actual and constructive ownership before and after the Hypothetical Redemption. In Revenue Ruling 76-385, the Service found a reduction from .0001118% to .0001081% to be a meaningful reduction.

         The aggregate tax basis of the Lincoln Common Stock (including any fractional shares) in the received by a Citizens shareholder will be equal to the tax basis of Citizens Common Stock surrendered in exchange therefor, decreased by the amount of cash received, and increased by the amount of gain (including any amount which is characterized as a dividend) which was recognized on the exchange, provided the Citizens Common Stock were held as a capital asset as of the Effective Time. Section 358 of the Code. The holding period of the Lincoln Common Stock (including any fractional share) received by a Citizens shareholder will be the same as the period of the Citizens Common Stock surrendered in exchange therefor, provided that the shares of Citizens Common Stock were held as capital assets as of the Effective Time. Section 1223(l) of the Code.

         3. Cash in Lieu of Fractional Shares of Lincoln Common Stock. The payment of cash in lieu of fractional shares of Lincoln Common Stock will be treated as if the fractional shares were issued by Lincoln in the Merger and then redeemed by Lincoln in a taxable transaction. Rev. Rul. 66-365, 1966-2 C.B.
116. A Citizens shareholder otherwise entitled to receive the fractional share will recognize gain or loss measured by the difference between the amount of cash received and the shareholder's basis allocable to the fractional share. Rev. Proc. 77-41, 1977-2 C.B. 574; Section 1001(a) of the Code. Any gain or loss realized on the redemption will be capital gain or loss, provided the fractional share would have constituted a capital asset in the hands of the redeeming shareholder, and will be long-term capital gain or loss if the holding period of the fractional share (determined by reference to the shares of Citizens Common Stock exchanged therefor) is more than one year.

         4. Dissenting Shareholders. In the case of a dissenting Citizens shareholder who receives only cash in exchange for all of his or her shares of Citizens Common Stock, the cash will be treated as received by such shareholder as a distribution in redemption of the shareholder's Citizens Common Stock, subject to the provisions and limitations of Section 302 of the Code. Unless the redemption is treated as a dividend under Section 302(d) of the Code, the Citizens shareholder will recognize gain or loss measured by the difference between the amount of cash received and the tax basis of the Citizens Common Stock redeemed. Sections 302(b)(3) and 1001 of the Code. The gain or loss will be capital gain or loss if the Citizens Common Stock was held by the Citizens shareholder as a capital asset at the Effective Time. If, on the other hand, the redemption is treated as a dividend under Section 302(d) of the Code, the full amount of cash received by the Citizens shareholder will be treated as ordinary income.

         5. Information Reporting and Withholding. Payments of cash to a Citizens shareholder surrendering shares of Citizens Common Stock will be subject to information reporting and "backup" withholding at a rate of 31% of the cash payment to such shareholder, unless the such shareholder (1) furnishes his or her taxpayer identification number in the manner prescribed in applicable Treasury Regulations, (2) certifies that such number is correct, (3) certifies as to no loss of exemption from backup withholding and (4) meets certain other conditions. Any amounts withheld from payments to a Citizens shareholder under the backup withholding rules will be allowed as a refund or credit against such shareholder's United States federal income ax liability, provided the required information is furnished to the Service.

         6. Exercise of Citizens Options Pursuant to the Merger. The receipt in the Merger by a holder of vested options to acquire shares of Citizens Common Stock of an amount of cash equal to the excess of $18.75 over the per share exercise price for each share of Citizens Common Stock subject to such vested stock options will result in the recognition of taxable income by such holder in the amount of cash received as consideration for the termination of such vested stock options. Section 83 of the Code.

         7. Exchange of Citizens Options for Lincoln Options. The receipt by a holder of a non-vested option to acquire Citizens Common Stock of a comparable option to acquire Lincoln Common Stock will not result in the recognition of gain or loss by such holder to the extent that the options constitute securities. Rev. Rul. 70-269, 1970-1 C.B. 82, as modified by Rev. Rul. 98-10, I.R.B. 1998-10, 11. The term "securities" includes rights (options) issued by a party to a reorganization to acquire its stock. Treas. Reg.ss.1.354-1(e).

         The foregoing tax consequences set forth in Paragraphs 1 through 7 may not apply to a Citizens shareholder who acquired his or her shares of Citizens Common Stock through the exercise of an employee stock option or who acquired such Citizens Common Stock as compensation.

         For this tax opinion to be effective as of the Effective Time, the Citizens shareholders in the aggregate must receive Lincoln Common Stock whose value is not less than 45% of the value of all of the formerly outstanding shares of Citizens Common Stock. If, as of the Effective Time, the market price of the Lincoln Common Stock declines or the market price of Citizens Common Stock increases to the extent that the value of the Lincoln Common Stock received by the Citizens shareholders in the Merger is less than 45% of the value of formerly outstanding shares of Citizens Common Stock, Citizens may exercise its right not to consummate the Merger. Further, this opinion is limited to the material federal income tax consequences of the proposed Merger and does not discuss state, local, or foreign tax consequences.

         We consent to the use of our name under the caption "Material Federal Income Tax Consequences" and "Legal Matters" in the Prospectus included in the Form S-4 Registration Statement (the "Registration Statement) to be filed by Lincoln with the Securities and Exchange Commission in connection with the issuance of Lincoln Common Stock to the shareholders of Citizens in the merger, and to the filing of this opinion as Exhibit 8(1) to the Registration Statement.

                                                     Very truly yours,

                                                     /s/ Barnes & Thornburg
                                                     Barnes & Thornburg